UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



      (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR


                       For Period Ended December 31, 2003


     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ________


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I--REGISTRANT INFORMATION


Full Name of Registrant:                   Colonial Commercial Corp.

 Address of Principal Executive Office:    120 New South Road
                                           Hicksville, N.Y. 11801








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                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F,11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F,11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary).

          The Registrant is unable to timely file its report on Form10-K for the fiscal year ending December 31, 2003. The Registrant has been working diligently to prepare its consolidated financial statements for the year ended December 31, 2003, and such consolidated financial statements have been substantially completed. However, the Registrant has not been able to finalize its preparation and review work in time for it to file the Form 10-K within the prescribed period without unreasonable effort and expense.














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                           PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

               James W. Stewart, Chief Financial Officer 516-681-4647

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [] Yes [X] No

            8K/A to 8K Filed on October 15, 2003

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.











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                        Colonial Commercial Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 30, 2004                           By:  /s/ James W. Stewart
                                                   -----------------------------
                                                   Chief Financial Officer






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